

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THE ANNUAL BOARD OF DIRECTOR ELECTION RESULTS

CALGARY, ALBERTA (May 22, 2013) – Bellatrix Exploration Ltd. ("Bellatrix") (BXE.TO) announces that the nominees proposed in the management proxy circular for its 2013 annual meeting of shareholders held on May 22, 2013 were elected as directors. Detailed results of the vote on the election of directors held at such annual meeting were as follows:

Nominee	Votes For	Percent For	Votes Withheld	Percent Withheld
W. C. (Mickey) Dunn	45,370,023	96.84	1,479,775	3.16
Doug N. Baker	39,386,023	84.07	7,463,775	15.93
John H. Cuthbertson	36,372,699	77.64	10,477,099	22.36
Keith E. MacDonald	39,470,625	84.25	7,379,173	15.75
Murray B. Todd	46,042,532	98.28	807,266	1.72
Robert A. Johnson	46,182,444	98.58	667,354	1.42
Raymond G. Smith	46,690,660	99.66	159,138	0.34
Melvin M. Hawkrigg	46,329,436	98.89	520,362	1.11
Murray L. Cobbe	46,441,162	99.13	408,636	0.87

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
2300, 530 – 8th Avenue SW
Calgary, Alberta, Canada T2P 3S8
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com